Exhibit 99.13
Indian GAAP Consolidated

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached consolidated Balance Sheet of Infosys Technologies Limited (‘the Company’) and subsidiaries (collectively referred to as the ‘Infosys Group’) as at 31 March 2011, the consolidated Profit and Loss Account of the Infosys Group for the year ended on that date and the consolidated Cash Flow Statement of the Infosys Group for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements prescribed by the Companies (Accounting Standards) Rules, 2006.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated Balance Sheet, of the state of affairs of the Infosys Group as at 31 March 2011;

(b)	in the case of the consolidated Profit and Loss Account, of the profit of the Infosys Group for the year ended on that date; and

(c)	in the case of the consolidated Cash Flow Statement, of the cash flows of the Infosys Group for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm’s registration number:  101248W

Natrajh Ramakrishna
Partner
Membership No. 32815

Bangalore
15 April 2011

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore
Consolidated Balance Sheet as at March 31,	Schedule	2011	2010
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	286	286
Reserves and surplus	2	25,690	22,763
		25,976	23,049
DEFERRED TAX LIABILITIES	5	176	232
MINORITY INTEREST		–	–
		26,152	23,281
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		8,501	7,839
Less: Accumulated depreciation and amortization		3,266	2,893
Net book value		5,235	4,946
Add: Capital work-in-progress		525	409
		5,760	5,355
INVESTMENTS	4	144	3,702
DEFERRED TAX ASSETS	5	497	432
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	4,653	3,494
Cash and bank balances	7	15,095	10,556
Loans and advances	8	5,320	4,197
		25,068	18,247
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	2,677	2,343
Provisions	10	2,640	2,112
NET CURRENT ASSETS		19,751	13,792
		26,152	23,281
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Sridar A. Iyengar	David L. Boyles
	Director	Director	Director	Director

	Prof. Jeffrey S. Lehman	K.V.Kamath	R. Seshasayee	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 15, 2011	Director	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in crore, except per share data
Consolidated Profit and Loss account for the	Schedule	Year ended March 31,
		2011	2010
Income from software services, products and business process management		27,501	22,742
Software development and business process management expenses	11	15,054	12,071
GROSS PROFIT		12,447	10,671
Selling and marketing expenses	12	1,512	1,184
General and administration expenses	13	1,967	1,626
		3,479	2,810
OPERATING PROFIT BEFORE DEPRECIATION AND MINORITY INTEREST		8,968	7,861
Depreciation		854	905
OPERATING PROFIT BEFORE MINORITY INTEREST		8,114	6,956
Other income, net	14	1,211	934
Provision for investments		–	(9)
NET PROFIT BEFORE TAX, MINORITY INTEREST AND EXCEPTIONAL ITEM		9,325	7,899
Provision for taxation (refer to note 24.2.8)	15	2,490	1,681
NET PROFIT AFTER TAX AND BEFORE MINORITY INTEREST AND EXCEPTIONAL ITEM		6,835	6,218
Income from sale of investments , net of taxes (refer to note 24.2.22)		–	48
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND BEFORE MINORITY INTEREST		6,835	6,266
Minority interest		–	–
NET PROFIT AFTER TAX, EXCEPTIONAL ITEM AND MINORITY INTEREST		6,835	6,266
Balance Brought Forward		14,371	10,560
Add: Intercompany dividend		16	–
		14,387	10,560
AMOUNT AVAILABLE FOR APPROPRIATION		21,222	16,826
Interim dividend		574	573
30th year special dividend		1,722	–
Final dividend		1,149	861
Total dividend		3,445	1,434
Dividend tax		568	240
Amount transferred to general reserve		1,245	780
Amount transferred to capital reserve		–	48
Balance in profit and loss account		15,964	14,324
		21,222	16,826
EARNINGS PER SHARE
Equity shares of par value 5/- each
Before exceptional item
Basic		119.66	108.99
Diluted		119.63	108.87
After exceptional item
Basic		119.66	109.84
Diluted		119.63	109.72
Number of shares used in computing earnings per share (1)
Basic		57,11,80,050	57,04,75,923
Diluted		57,13,68,358	57,11,16,031
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Profit and Loss account.
(1) Refer to note 24.2.16

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Sridar A. Iyengar	David L. Boyles
	Director	Director	Director	Director

	Prof. Jeffrey S. Lehman	K.V.Kamath	R. Seshasayee	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 15, 2011	Director	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore
Consolidated Cash Flow statement for the year ended March 31,	Schedule	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax, minority interest and exceptional item		9,325	7,899
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/ loss on sale of fixed assets		–	(2)
Provision for investments		–	(9)
Depreciation		854	905
Interest and dividend income		(1,154)	(881)
Effect of exchange differences on translation of deferred tax liability		(8)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(45)	31
Effect of exchange differences on translation of subsidiaries		54	54
Changes in current assets and liabilities
Sundry debtors	16	(1,159)	194
Loans and advances	17	(758)	(438)
Current liabilities and provisions	18	489	187
		7,598	7,940
Income taxes paid	19	(2,846)	(1,753)
NET CASH GENERATED BY OPERATING ACTIVITIES		4,752	6,187
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(1,305)	(658)
Payment for acquisition of business, net of cash acquired		(3)	(173)
Investments in/ (disposal) of securities	21	3,558	(3,698)
Proceeds from disposal of fixed assets		–	2
Interest and dividend received	22	1,148	871
Cash flow from investing activities before exceptional item		3,398	(3,656)
Proceeds on sale of long term investments, net of taxes ( refer to note 24.2.22)		–	53
NET CASH USED IN INVESTING ACTIVITIES		3,398	(3,603)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		24	89
Dividends paid including net of inter company dividend		(3,140)	(1,346)
Dividend tax paid		(524)	(228)
NET CASH USED IN FINANCING ACTIVITIES		(3,640)	(1,485)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		45	(31)
NET INCREASE IN CASH AND CASH EQUIVALENTS		4,555	1,068
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		12,111	10,993
Add: Opening balance of cash and cash equivalents arising on consolidation of controlled trusts		–	50
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	23	16,666	12,111

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	24
Note: The schedules referred to above form an integral part of the consolidated Cash flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants
Firm Reg No : 101248W

Natrajh Ramakrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Dr. Omkar Goswami	Sridar A. Iyengar	David L. Boyles
	Director	Director	Director	Director

	Prof. Jeffrey S. Lehman	K.V.Kamath	R. Seshasayee	K. Dinesh
	Director	Director	Director	Director

Bangalore	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan	Parvatheesam K.
April 15, 2011	Director	Director	Chief Financial Officer	Company Secretary

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at March 31,		2011	2010
1	SHARE CAPITAL
	Authorized
	Equity shares, 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, 5/- par value(1)	287	287
	57,41,51,559 (57,38,25,192) equity shares fully paid up
	Less: 28,33,600 (28,33,600) shares held by Controlled Trusts	1	1
		286	286
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		286	286
	Forfeited shares amounted to 1,500/- (1,500/-)
	(1) For details of options in respect of equity shares, refer to note 24.2.7 and also refer to note 24.2.16 for details of basic and diluted shares

2	RESERVES AND SURPLUS
	Capital reserve	54	6
	Add: Transfer from Profit and Loss account (Refer to note 24.2.22)	–	48
		54	54
	Foreign currency translation reserve	101	47
	Share premium account - As at April 1,	3,027	2,925
	Add: Share premium arising on consolidation of controlled trusts	–	4
	Receipts on exercise of employee stock options	24	88
	Income tax benefit arising from exercise of stock options	11	10
		3,062	3,027
	General reserve - As at April 1,	5,264	4,484
	Add: Transfer from Profit and Loss account	1,245	780
		6,509	5,264
	Balance in Profit and Loss account	15,964	14,324
	Add: Corpus of the controlled trusts	–	47
		15,964	14,371
		25,690	22,763

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

3 FIXED ASSETS

in crore
Particulars	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2010	Additions/ Adjustments	Deletions/ Retirement/ Adjustments	As at March 31, 2011	As at April 1, 2010	For the year	Deletions/ Adjustments	As at March 31, 2011	As at March 31, 2011	As at March 31, 2010
Goodwill	916	–	–	916	–	–	–	–	916	916
Land: Free-hold	178	229	–	407	–	–	–	–	407	178
Leasehold	149	–	3	146	–	–	–	–	146	149
Buildings (1)	3,300	326	–	3,626	745	233	–	978	2,648	2,555
Plant and machinery (2)	1,263	169	146	1,286	648	238	147	739	547	615
Computer equipment (2)	1,251	294	214	1,331	1,046	236	213	1,069	262	205
Furniture and fixtures (2)	710	78	113	675	403	124	112	415	260	307
Leasehold improvements	55	48	8	95	37	22	9	50	45	18
Vehicles	5	2	–	7	2	1	–	3	4	3
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	7,839	1,146	484	8,501	2,893	854	481	3,266	5,235	4,946
Previous year	7,093	1,175	429	7,839	2,416	905	428	2,893	4,946

Notes:	(1) Buildings include 250/- being the value of 5 shares of 50/- each in Mittal Towers Premises Co-operative Society Limited.

 (2) During the year ended March 31, 2011 and March 31, 2010, certain assets which were old and not in use having gross book value of 488 crore and 387 crore respectively, (net book value nil) were retired.

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore, except as otherwise stated
Schedules to the Consolidated Balance Sheet as at March 31,		2011	2010
4	INVESTMENTS (1)
	Long- term investments – at cost
	Trade (unquoted)
	Other investments	6	7
	Less: Provision made for investments	2	3
		4	4
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	21	2,518
	Certificates of deposit	119	1,180
		140	3,698
		144	3,702
	Aggregate amount of unquoted investments	144	3,702
	(1) Refer to note 24.2.11
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	253	217
	Sundry debtors	20	28
	Others	224	187
		497	432
	Deferred tax liabilities
	Branch profit tax	176	232
		176	232
6	SUNDRY DEBTORS
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	67	81
	Other debts
	Unsecured
	Considered good (1)	4,653	3,494
	Considered doubtful	19	21
		4,739	3,596
	Less: Provision for doubtful debts	86	102
		4,653	3,494
	(1) Includes dues from companies where directors are interested	2	11
7	CASH AND BANK BALANCES (1)
	Cash on hand	–	–
	Balances with scheduled banks (2)
	In current accounts (3)	225	175
	In deposit accounts	13,610	9,092
	Balances with non-scheduled banks
	In deposit accounts	708	336
	In current accounts	552	953
		15,095	10,556
	(1) Refer to note 24.2.20 for details of balances with scheduled and non-scheduled banks
	(2) Includes balance held by controlled trusts (Refer to note 24.2.21.b)	89	48
	(3) Includes balance in unclaimed dividend account (Refer to note 24.2.21.a)	3	2
8	LOANS AND ADVANCES
	Unsecured, considered good
	Advances
	Prepaid expenses	67	39
	For supply of goods and rendering of services	36	19
	Withholding and other taxes receivable	548	343
	Others	24	30
		675	431
	Unbilled revenues	1,243	841
	Advance income taxes	993	667
	MAT credit entitlement (refer to note 24.2.8)	63	42
	Interest accrued and not due	25	19
	Loans and advances to employees
	Housing and other loans	47	38
	Salary advances	94	73
	Electricity and other deposits	63	63
	Rental deposits	43	36
	Deposits with financial institutions (refer to note 24.2.9)(1)	2,008	1,892
	Mark-to-market gain on forward and options contracts	66	95
		5,320	4,197
	Unsecured, considered doubtful
	Loans and advances to employees	3	3
		5,323	4,200
	Less: Provision for doubtful loans and advances to employees	3	3
		5,320	4,197
	(1) Includes balance held by controlled trusts (Refer to note 24.2.21.b)	86	21
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services	44	10
	Accrued salaries and benefits
	Salaries	83	55
	Bonus and incentives	649	594
	For other liabilities
	Provision for expenses	791	645
	Retention monies	26	72
	Withholding and other taxes payable	329	250
	Payable for acquisition of business	65	68
	Gratuity obligation - unamortised amount	22	26
	Others	6	8
		2,015	1,728
	Advances received from clients	22	8
	Payable by controlled trusts	119	74
	Unearned revenue	518	531
	Unclaimed dividend (1)	3	2
		2,677	2,343
	(1) Refer to note 24.2.21.a
10	PROVISIONS
	Proposed dividend	1,149	861
	Provision for
	Tax on dividend	187	143
	Income taxes (1)	817	724
	Unavailed leave	399	302
	Post-sales client support and warranties (2)	88	82
		2,640	2,112
	(1) Refer to note 24.2.8
	(2) Refer to note 24.2.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore, except as otherwise stated
Schedules to Consolidated Profit and Loss account for the		Year ended March 31,
		2011	2010
11	SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES

	Salaries and bonus including overseas staff expenses	12,460	10,285
	Contribution to provident and other funds	420	281
	Staff welfare	91	44
	Technical sub-contractors	603	372
	Software packages for own use	350	336
	Third party items bought for service delivery to clients	139	17
	Overseas travel expenses	690	488
	Communication expenses	82	83
	Rent	90	73
	Computer maintenance	53	29
	Consumables	27	25
	Provision for post-sales client support and warranties	5	(2)
	Miscellaneous expenses	44	40
		15,054	12,071
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	1,208	928
	Contribution to provident and other funds	7	4
	Staff welfare	3	2
	Overseas travel expenses	121	99
	Traveling and conveyance	7	7
	Brand building	74	57
	Commission charges	15	16
	Professional charges	16	23
	Rent	17	15
	Marketing expenses	22	15
	Telephone charges	15	11
	Printing and stationery	1	1
	Sales promotion	1	1
	Communication expenses	2	3
	Miscellaneous expenses	3	2
		1,512	1,184
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	638	520
	Contribution to provident and other funds	29	21
	Staff welfare	–	–
	Overseas travel expenses	28	23
	Traveling and conveyance	108	75
	Telephone charges	138	128
	Professional charges	328	255
	Power and fuel	167	145
	Office maintenance	222	165
	Guesthouse maintenance	9	4
	Insurance charges	33	31
	Printing and stationery	13	11
	Rates and taxes	54	31
	Donations	1	44
	Rent	39	37
	Advertisements	7	3
	Professional membership and seminar participation fees	12	9
	Repairs to building	45	34
	Repairs to plant and machinery	36	32
	Postage and courier	13	12
	Books and periodicals	4	4
	Recruitment and training	2	2
	Provision for bad and doubtful debts	2	–
	Provision for doubtful loans and advances	2	1
	Commission to non-whole time directors	6	6
	Auditor’s remuneration
	Statutory audit fees	2	2
	Bank charges and commission	2	2
	Freight charges	2	1
	Research grants	18	23
	Miscellaneous expenses	7	5
		1,967	1,626
14	OTHER INCOME, NET
	Interest received on deposits with banks and others (1)	1,133	775
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	21	106
	Miscellaneous income, net (refer to note 24.2.10)	15	23
	Gains/ (losses) on foreign currency	42	30
		1,211	934
	(1) includes tax deducted at source	94	97
15	PROVISION FOR TAXATION
	Income taxes(1)	2,624	2,059
	MAT credit entitlement	(21)	(307)
	Deferred taxes(2)	(113)	(71)
		2,490	1,681
	(1) Refer to note 24.2.8
	(2) Excludes translation difference of 8 crore on deferred tax liabilities

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES
in crore, except as otherwise stated
Schedules to Consolidated Cash Flow statement for the year ended March 31,		2011	2010
16	CHANGE IN SUNDRY DEBTORS
	As per the Balance Sheet	4,653	3,494
	Less: Opening balance considered	3,494	3,672
	Sundry debtors pertaining to acquired business	–	16
		1,159	(194)
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet (1)	5,320	4,197
	Less: Gratuity obligation - unamortised amount relating to plan amendment (2)	22	26
	Deposits with financial institutions, included in cash and cash equivalents (3)	1,571	1,555
	MAT credit entitlement	63	42
	Advance income taxes	993	667
	Interest accrued and not due	25	19
		2,646	1,888
	Less: Opening balance considered	1,888	1,388
	Opening balance of loans and advances pertaining to controlled trusts and acquired business	–	62
		758	438
	(1) Net of gratuity transitional liability
	(2) Refer to note 24.2.18
	(3) Excludes restricted deposits held with LIC of 437 crore (337 crore) for funding employee related obligations
18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	5,317	4,455
	Less: Unclaimed dividend	3	2
	Gratuity obligation - unamortised amount relating to plan amendment	22	26
	Retention monies	26	72
	Payable for acquisition of business	65	68
	Provisions considered separately in cash flow statement
	Dividends	1,149	861
	Tax on dividend	187	143
	Income taxes	817	724
		3,048	2,559
	Less: Opening balance considered	2,559	2,298
	Opening Balance of current liabilities and provisions pertaining to controlled trusts and acquired business	–	74
		489	187
19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	2,490	1,681
	Add: Increase / (Decrease) in advance income taxes	326	393
	Increase / (Decrease) in deferred taxes (1)	113	74
	Increase / (Decrease) in MAT credit entitlement	21	(242)
	Less: (Increase) / Decrease in income tax provision	93	143
	Income tax benefits arising from exercise of stock options	11	10
		2,846	1,753
	(1) Excludes translation difference of 8 crore on deferred tax liabilities
20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	Additions as per Balance Sheet (1)	1,143	943
	Less: Opening capital work-in-progress	409	677
	Add: Closing capital work-in-progress	525	409
	Add: Opening retention monies	72	55
	Less: Closing retention monies	26	72
		1,305	658

(1) Net of 3 crore movement in land from leasehold to free-hold upon acquisition as at March 31, 2011 and excludes goodwill of 227 crore and net fixed assets of 5 crore pertaining to acquired business as at March 31, 2010.

21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES (1)
	As per the Balance Sheet	140	3,698
	Less: Opening balance considered	3,698	–
		(3,558)	3,698
	(1) Refer to note 24.2.11 for details of investments and redemptions
22	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	1,154	881
	Add: Opening interest accrued but not due	19	6
	Less: Closing interest accrued but not due (1)	25	16
		1,148	871
	(1) Excludes 3 crore pertaining to controlled trusts as of March 31, 2010
23	CASH AND CASH EQUIVALENTS AT THE END
	As per the Balance Sheet	15,095	10,556
	Add: Deposits with financial institutions (excluding interest accrued and not due) (1)	1,571	1,555
		16,666	12,111
	(1) Excludes restricted deposits held with LIC of 437 crore (337 crore) for funding employee related obligations

Schedules to the Consolidated Financial Statements for the year ended March 31, 2011

24. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the company") along with its majority owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting, Inc.("Infosys Consulting"), Infosys Technologies S. De R.L. de C.V. ("Infosys Mexico"), Infosys Technologies (Sweden) AB ("Infosys Sweden"), Infosys Tecnologia Do Brasil LTDA ("Infosys Brasil"), Infosys Public Services, Inc, USA ("Infosys Public Servies") and Infosys Technologies (Shanghai) Company Limited ("Infosys Shanghai") and controlled trusts is a leading global technology services corporation. The group of companies ("the Group") provides end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Group offers software products for the banking industry, business consulting and business process management services.

24.1. Significant accounting policies

24.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair value. GAAP comprises mandatory accounting standards prescribed by the Companies (Accounting Standards) Rules, 2006 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the Accounting Standard (AS) 21, “Consolidated Financial Statements” . The financial statements of Infosys - the parent company, Infosys BPO, Infosys China, Infosys Australia, Infosys Mexico, Infosys Consulting, Infosys Sweden, Infosys Brasil, Infosys Public Services, Infosys Shanghai and controlled trusts have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

24.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires the management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage-of-completion which requires the Group to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the consolidated financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognised wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset’s net selling price and value in use which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset other than goodwill is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset other than goodwill is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in previous years.

24.1.3. Revenue recognition

Revenue is primarily derived from software development and related services, licensing of software products and business process management. Arrangements with customers are either on a fixed price, fixed timeframe or on a time and material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage of completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Group accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Group recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Group recognizes changes in the estimated amount of obligations for discounts using a cumulative catch-up approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Group presents revenues net of value-added taxes in its consolidated profit and loss account.

Profit on sale of investments is recorded on transfer of title from the Group and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Group’s right to receive dividend is established.

24.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Group has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

24.1.4.a. Post-sales client support and warranties

The Group provides its clients with a fixed-period warranty for corrections of errors and call support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales The Group estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

24.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

24.1.5. Fixed assets, including goodwill, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment. Goodwill comprises the excess of purchase consideration over the fair value of the net assets of the acquired enterprise. Goodwill arising on consolidation or acquisition is not amortized but is tested for impairment.

24.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. Leasehold improvements are written off over the lower of the remaining primary period of lease or the life of the asset. Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

24.1.7. Retirement benefits to employees

24.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees of the company and Infosys BPO. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust ("the Trust"). In case of Infosys BPO, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust. Trustees administer contributions made to the Trusts and contributions are invested in specific instruments, as permitted by the law. The Group recognizes the net obligation of the Gratuity plan in the consolidated Balance Sheet as an asset or liability, respectively in accordance with AS 15, “Employee Benefits”. The Group's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the consolidated profit and loss account in the period in which they arise.

24.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan (“the Plan”) which is a defined contribution plan. The Company had no obligations to the Plan beyond its monthly contributions. Certain employees of Infosys BPO and Infosys Australia were also eligible for superannuation benefit. Infosys BPO and Infosys Australia made monthly provisions under the superannuation plan based on a specified percentage of each covered employee's salary. Infosys BPO had no further obligations to the superannuation plan beyond its monthly provisions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

24.1.7.c. Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees' Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Infosys BPO, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Infosys BPO make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Infosys BPO has no further obligations under the provident fund plan beyond its monthly contributions

24.1.7.d. Compensated absences

The employees of the Group are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

24.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

24.1.9. Foreign currency transactions

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

The functional currency of Infosys and Infosys BPO is the Indian Rupee. The functional currencies for Infosys Australia, Infosys China, Infosys Consulting, Infosys Mexico, Infosys Sweden, Infosys Brasil, Infosys Public Services and Infosys Shanghai are their respective local currencies. The translation of financial statements of the foreign subsidiaries from the local currency to the functional currency of the Company is performed for Balance Sheet accounts using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using a monthly average exchange rate for the respective periods and the resulting difference is presented as foreign currency translation reserve included in “Reserves and Surplus”. When a subsidiary is disposed off, in part or in full, the relevant amount is transferred to profit or loss.

24.1.10. Forward contracts and options in foreign currencies

The Group uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Group and the Group does not use those for trading or speculation purposes.

Effective April 1, 2008, the Group adopted AS 30, “Financial Instruments : Recognition and Measurement”, to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions is recognized in the profit or loss account. The Group records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the consolidated Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the consolidated Profit and Loss account. Currently, the hedges undertaken by the Group are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the consolidated Profit and Loss account at each reporting date.

24.1.11. Income taxes

Income taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. MAT paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the consolidated Balance Sheet if there is convincing evidence that the Group will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Group offsets, on a year-on-year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets, in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to the consolidated Profit and Loss account are credited to the share premium account.

24.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the consolidated financial statements by the Board of Directors.

 24.1.13. Investments

Trade investments are the investments made to enhance the Group's business interests. Investments are either classified as current or long-term based on Management's intention at the time of purchase. Current investments are carried at lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

24.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Group considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

24.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated.

24.1.16. Leases

Lease under which the Group assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

24.1.17. Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them shall be complied with, and the grants will be received. Government grants related to depreciable fixed assets are treated as deferred income and are recognized in the profit and loss statement on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the profit and loss statement over the periods necessary to match them with the related costs which they are intended to compensate.

24.2.Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts that are required to be disclosed and do not appear due to rounding off are detailed in note 24.3.All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

24.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows:
in crore
	Year ended March 31,
	2011	2010

Salaries and bonus including overseas staff expenses	14,306	11,733
Contribution to provident and other funds	456	306
Staff welfare	94	46
Overseas travel expenses	839	610
Traveling and conveyance	115	82
Technical sub-contractors	603	372
Software packages for own use	350	336
Third party items bought for service delivery to clients	139	17
Professional charges	344	278
Telephone charges	153	139
Communication expenses	84	86
Power and fuel	167	145
Office maintenance	222	165
Guesthouse maintenance	9	4
Rent	146	125
Brand building	74	57
Commission charges	15	16
Insurance charges	33	31
Printing and stationery	14	12
Computer maintenance	53	29
Consumables	27	25
Rates and taxes	54	31
Advertisements	7	3
Donations	1	44
Marketing expenses	22	15
Professional membership and seminar participation fees	12	9
Repairs to building	45	34
Repairs to plant and machinery	36	32
Postage and courier	13	12
Provision for post-sales client support and warranties	5	(2)
Books and periodicals	4	4
Recruitment and training	2	2
Provision for bad and doubtful debts	2	–
Provision for doubtful loans and advances	2	1
Commission to non-whole time directors	6	6
Sales promotion expenses	1	1
Auditor’s remuneration
Statutory audit fees	2	2
Bank charges and commission	2	2
Freight charges	2	1
Research grants	18	23
Miscellaneous expenses	54	47
	18,533	14,881

24.2.2.Capital commitments and contingent liabilities

in crore
Particulars	As at March 31,
	2011		2010
Estimated amount of unexecuted capital contracts
(net of advances and deposits)		814		301
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others		21		18
Claims against the Company, not acknowledged as debts (1)
[Net of amount paid to statutory authorities of 469 crore (241 crore)]		271		28
	in million	in crore	in million	in crore
Forward contracts outstanding
In USD	546	2,433	267	1,199
In Euro	28	177	22	130
In GBP	15	108	11	71
In AUD	10	46	3	12
Options contracts outstanding
In USD	–	–	200	898
		2,764		2,310
(1) Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of 671crore (214 crore), including interest of 177 crore (39 crore) upon completion of their tax review for fiscal 2005, fiscal 2006 and fiscal 2007. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The tax demand for fiscal 2007 also includes disallowance of portion of profit earned outside India from the STP units and disallowance of profits earned from SEZ units. The matter for fiscal 2005, 2006 and 2007 is pending before the Commissioner of Income tax ( Appeals), Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

24.2.3.Obligations on long-term, non-cancelable operating leases

The lease rentals charged for the year ended March 31, 2011 and March 31, 2010 and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements:

in crore
Particulars	Year ended March 31,
	2011	2010
Lease rentals recognized during the year	146	125

in crore
Lease obligations payable	As at March 31,
	2011	2010

Within one year of the balance sheet date	109	84
Due in a period between one year and five years	251	249
Due after five years	71	62

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of these lease agreements have price escalation clause.

24.2.4.Related party transactions

During the year ended March 31, 2011, an amount of Nil (35 crore for the year ended March 31, 2010) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.Related parties include Infosys Science Foundation and Infosys Technologies Limited Employees' Welfare Trust which are controlled trusts.

24.2.5.Transactions with key management personnel

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2011 and March 31, 2010 have been detailed in Schedule 24.4.

24.2.6.Research and development expenditure

in crore
Particulars	Year ended March 31,
	2011	2010
Capital	6	3
Revenue	527	435

24.2.7.Stock option plans

The Company has two Stock Option Plans that are currently operational.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A Compensation Committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the Company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The Compensation Committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2011 and March 31, 2010 is as follows:

	Year ended March 31,
	2011	2010
The 1998 Plan :
Options outstanding, beginning of year	2,42,264	9,16,759
Less: Exercised	1,88,675	6,14,071
Forfeited	3,519	60,424
Options outstanding, end of year	50,070	2,42,264
The 1999 Plan :
Options outstanding, beginning of year	2,04,464	9,25,806
Less: Exercised	1,37,692	3,81,078
Forfeited	18,052	3,40,264
Options outstanding, end of year	48,720	2,04,464

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,950 and 2,266 respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2011 and March 31, 2010 was 2,902 and 2,221 respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2011 and March 31, 2010:

Range of exercise prices per share ()	As at March 31, 2011
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	24,680	0.73	587
701-1,400	25,390	0.56	777
	50,070	0.65	683
The 1999 Plan:
300-700	33,759	0.65	448
701-2,500	14,961	1.71	2,121
	48,720	0.97	962

Range of exercise prices per share ()	As at March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

The aggregate options considered for dilution are set out in note 24.2.16

Proforma Accounting for Stock Option Grants

Guidance note on "Accounting for employee share based payments" issued by Institute of Chartered Accountants of India establishes financial accounting and reporting principles for employee share based payment plans. The guidance note applies to employee share based payment plans, the grant date in respect of which falls on or after April 1, 2005.

As allowed by the guidance note, Infosys has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of the guidance note "Accounting for employee share based payments". Had the compensation cost for Infosys's stock-based compensation plan been determined in a manner consistent with the fair value approach described in guidance note, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

in crore, except per share data
Particulars	Year ended March 31,
	2011	2010
Net Profit after tax, exceptional item and minority interest
As Reported	6,835	6,266
Less: Stock-based employee compensation expense	–	1
Adjusted Proforma	6,835	6,265

Basic Earnings per share as reported	119.66	109.84
Proforma Basic Earnings per share	119.66	109.83
Diluted Earnings per share as reported	119.63	109.72
Proforma Diluted Earnings per share	119.63	109.71

24.2.8.Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ("STPs") and Special Economic Zones ("SEZs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

As at March 31, 2011, the company has provided for branch profit tax of 176 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010, included a net tax reversal of 316 crore relating to SEZ units, for provisions no longer required.

24.2.9. Loans and advances

in crore
Particulars	As at March 31,
	2011	2010
Deposits with financial institutions:
HDFC Limited	1,571	1,551
Sundaram BNP Paribas Home Finance Limited	–	4
Life Insurance Corporation of India	437	337
	2,008	1,892

Deposit with Life Insurance Corporation of India represents amount deposited to settle employee-related obligations as and when they arise during the normal course of business. (Refer to note 24.2.21.b).

24.2.10. Fixed assets

For the year ended March 31, 2011 the profit/loss on disposal of fixed assets is less than 1 crore and accordingly disclosed in note 24.3. Profit / loss on disposal of fixed assets during the year ended March 31, 2010 was 2 crore.

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the Company has possession certificate for which sale deeds are yet to be executed as at March 31, 2011.

24.2.11. Details of investments

The details of investments in and disposal of securities for the year ended March 31, 2011 and March 31, 2010 are as follows:
in crore
Particulars	Year ended March 31,
	2011	2010
Investment in securities
Certificates of deposit	840	1,180
Liquid mutual fund units	1,932	9,901
	2,772	11,081
Redemption / Disposal of Investment in securities
Long-term investments	–	5
Liquid mutual fund units	4,429	7,383
Certificates of deposit	1,901	–
	6,330	7,388
Net movement in investment	(3,558)	3,693

24.2.12. Holding of Infosys

Name of the subsidiary	Country of	As at March 31,
	incorporation	2011	2010
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China (1)	China	100%	100%
Infosys Consulting	USA	100%	100%
Infosys Mexico (2)	Mexico	100%	100%
Infosys Sweden	Sweden	100%	100%
Infosys Shanghai (3)	China	100%	-
Infosys Brasil (4)	Brazil	100%	100%
Infosys Public Services, Inc.	USA	100%	100%
Infosys BPO s. r. o (5)	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o (5)	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited (5)	Thailand	-	99.98%
Infosys Consulting India Limited (6)	India	100%	100%
McCamish Systems LLC (5)(7)	USA	99.98%	99.98%

(1) During the year ended March 31, 2011 the Company made an additional investment of 42 crore (USD 9 million) in Infosys China, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 107 crore (USD 23 million) and 65 crore (USD 14 million), respectively, in the subsidiary.

(2) During the year ended March 31, 2011 the Company made an additional investment of 14 crore (Mexican Peso 40 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2011 and March 31, 2010, the Company has invested an aggregate of 54 crore (Mexican Peso 150 million) and 40 crore (Mexican Peso 110 million), respectively, in the subsidiary.

(3) On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company limited and invested 11 crore (USD 3 million) in the subsidiary. As of March 31, 2011 the Company has invested an aggregate of 11 crore (USD 3 million) in the subsidiary.

(4) During the year ended March 31, 2011 the company made an additional investment of 10 crore (BRL 4 million) in the subsidiary. As of March 31, 2011 and March 31, 2010 the Company has invested an aggregate of 38 crore (BRL 15 million) and 28 crore (BRL 11 million), respectively, in the subsidiary.

(5) Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o, Infosys BPO (Thailand) Limited and McCamish Systems LLC are wholly owned subsidiaries of Infosys BPO. During the year ended March 31, 2011 Infosys BPO (Thailand) Limited was liquidated.

(6) During the year ended March 31, 2010, Infosys Consulting incorporated a wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2011 and March 31, 2010 Infosys Consulting has invested an aggregate of 1 crore in the subsidiary.

(7) During the year ended March 31, 2010, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of 173 crore and a contingent consideration of 67 crore. The acquisition was accounted as a business combination which resulted in goodwill of 227 crore.

24.2.13. Provision for doubtful debts

Periodically, the Group evaluates all customer dues to the Group for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could effect the customer’s ability to settle. The Group normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2011, the Group has provided for doubtful debts of 19 crore (21 crore as at March 31, 2010) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The Group pursues the recovery of the dues, in part or full.

24.2.14. Segment reporting

The Group’s operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the Group are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments are categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Group believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Year ended March 31, 2011 and March 31, 2010:

in crore
Particulars	Financial Services	Manufacturing	Telecom	Retail	Others	Total
Revenues	9,862	5,393	3,549	3,898	4,799	27,501
	7,731	4,506	3,661	3,035	3,809	22,742
Identifiable operating expenses	4,122	2,311	1,420	1,647	2,099	11,599
	3,068	1,993	1,284	1,243	1,544	9,132
Allocated expenses	2,456	1,370	899	990	1,219	6,934
	1,953	1,139	926	767	964	5,749
Segmental operating income	3,284	1,712	1,230	1,261	1,481	8,968
	2,710	1,374	1,451	1,025	1,301	7,861
Unallocable expenses						854
						905
Operating income						8,114
						6,956
Other income, net						1,211
						934
Provision for investments						–
						(9)
Net profit before taxes and exceptional item						9,325
						7,899
Income taxes						2,490
						1,681
Net profit after taxes before exceptional item						6,835
						6,218
Exceptional item - Income on sale of investments, net of taxes						–
						48
Net profit after taxes and exceptional item						6,835
						6,266

Geographic segments

Year ended March 31, 2011 and March 31, 2010:

in crore
Particulars	North America	Europe	India	Rest of the World	Total
Revenues	17,958	5,927	599	3,017	27,501
	14,972	5,237	270	2,263	22,742
Identifiable operating expenses	7,658	2,467	281	1,193	11,599
	6,067	2,093	80	892	9,132
Allocated expenses	4,555	1,488	144	747	6,934
	3,784	1,325	68	572	5,749
Segmental operating income	5,745	1,972	174	1,077	8,968
	5,121	1,819	122	799	7,861
Unallocable expenses					854
					905
Operating income					8,114
					6,956
Other income, net					1,211
					934
Provision on investments					–
					(9)
Net profit before taxes and exceptional item					9,325
					7,899
Income taxes					2,490
					1,681
Net profit after taxes before exceptional item					6,835
					6,218
Exceptional item - Income on sale of investments, net of taxes					–
					48
Net profit after taxes and exceptional item					6,835
					6,266

24.2.15. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian Rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

The particulars of dividends remitted are as follows:

in crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2011	2010
Interim and 30th year special dividend for fiscal 2011	10,87,18,147	435	–
Interim dividend for fiscal 2010	10,70,15,201	–	107
Final dividend for fiscal 2010	10,68,22,614	160	–
Final dividend for fiscal 2009	10,73,97,313	–	145

24.2.16. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,
	2011	2010
Number of shares considered as basic weighted average shares outstanding (1)	57,11,80,050	57,04,75,923
Add: Effect of dilutive issues of shares/stock options	1,88,308	6,40,108
Number of shares considered as weighted average shares and potential shares outstanding	57,13,68,358	57,11,16,031
(1) Excludes shares held by controlled trusts

24.2.17. Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in crore
Particulars	Year ended March 31,
	2011	2010
Balance at the Beginning	82	92
Provision recognized/(reversed)	5	(2)
Provision utilized	–	(8)
Translation difference	1	–
Balance at the end	88	82

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

24.2.18. Gratuity Plan

The following table set out the status of the gratuity plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :
in crore
Particulars	As at March 31,
	2011	2010	2009	2008	2007
Obligations at year beginning	325	267	224	225	183
Service cost	178	80	51	50	45
Interest cost	25	19	16	17	14
Actuarial loss / (gain)	17	(5)	1	(8)	(1)
Benefits paid	(65)	(36)	(25)	(23)	(16)
Amendment in benefit plan	–	–	–	(37)	–
Obligations at year end	480	325	267	224	225

Defined benefit obligation liability as at the Balance Sheet is fully funded by the Group.

Change in plan assets
Plans assets at year beginning, at fair value	327	268	236	225	170
Expected return on plan assets	36	25	17	18	16
Actuarial gain	–	1	5	2	3
Contributions	182	69	35	14	54
Benefits paid	(65)	(36)	(25)	(23)	(18)
Plans assets at year end, at fair value	480	327	268	236	225

Reconciliation of present value of the obligation and the fair value of the plan assets :
Fair value of plan assets at the end of the period	480	327	268	236	225
Present value of the defined benefit obligations at the end of the year	480	325	267	224	225
Asset recognized in the Balance Sheet	–	2	1	12	–

Assumptions
Interest rate	7.98%	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.36%	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	7.27%	5.10%	5.10%	5.10%

Net gratuity cost for the year ended March 31, 2011 and March 31, 2010 comprises of the following components :
in crore
Particulars	Year ended March 31,
	2011	2010
Gratuity cost for the year
Service cost	178	80
Interest cost	25	19
Expected return on plan assets	(36)	(25)
Actuarial gain	17	(6)
Plan amendment amortization	(4)	(3)
Net gratuity cost	180	65

Actual return on plan assets	37	26

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

As of March 31, 2011 and March 31, 2010, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by 37 crore, which is being amortised on a straight line basis to the Profit and Loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2011 and March 31, 2010 amounted to 22 crore and 26 crore, respectively and is disclosed under "Current Liabilities".

The group expects to contribute approximately 106 crore to the gratuity trusts during fiscal 2012.

24.2.19.a. Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The Company contributed 198 crore and 171 crore to the Provident Fund during the year ended March 31, 2011 and March 31, 2010 respectively.

24.2.19.b. Superannuation

The Company contributed 109 crore and 91 crore to the Superannuation Trust during the year ended March 31, 2011 and March 31, 2010 respectively.

24.2.20. Cash and bank balances

The details of balances as on Balance Sheet dates with scheduled banks are as follows :

in crore
Balances with scheduled banks in India	As at March 31,
	2011	2010
In current accounts
Citibank-Unclaimed dividend account	1	–
Citibank N.A., India	2	2
Deustche Bank	12	13
Deustche Bank-EEFC (Euro account)	8	3
Deustche Bank-EEFC (Swiss Franc account)	2	–
Deutsche Bank-EEFC (United Kingdom Pound Sterling account)	–	1
Deustche Bank-EEFC (U.S. Dollar account)	143	8
HDFC Bank-Unclaimed dividend account	1	1
ICICI Bank	32	133
ICICI Bank-EEFC (Euro account)	–	1
ICICI Bank-EEFC (United Kingdom Pound Sterling account)	1	2
ICICI Bank-EEFC (U.S. Dollar account)	22	10
ICICI bank-Unclaimed dividend account	1	1
	225	175
In deposit accounts
Andhra Bank	399	99
Allahabad Bank	561	150
Axis Bank	536	–
Bank of India	1,197	881
Bank of Baroda	1,100	299
Bank of Maharashtra	506	500
Barclays Bank	–	100
Canara Bank	1,329	963
Central Bank of India	354	100
Corporation Bank	295	276
DBS Bank	–	49
HDFC Bank	646	–
HSBC Bank	–	483
ICICI Bank	788	1,435
IDBI Bank	770	909
ING Vysya Bank	–	25
Indian Overseas Bank	518	140
Jammu and Kashmir Bank	12	10
Kotak Mahindra Bank	25	61
Oriental Bank of Commerce	653	100
Punjab National Bank	1,493	994
State Bank of Hyderabad	255	233
State Bank of India	457	126
State Bank of Mysore	354	496
South Indian Bank	50	–
Syndicate Bank	504	475
Union Bank of India	631	93
Vijaya Bank	144	95
Yes Bank	33	–
	13,610	9,092
The details of balances as on Balance Sheet dates with non-scheduled banks are as follows:

in crore
Balances with non-scheduled banks	As at March 31,
	2011	2010
In current accounts
ABN Amro Bank, China	17	33
ABN Amro Bank, China (U.S. Dollar account)	24	14
ABN Amro Bank, Taiwan	3	2
Bank of America, Mexico	4	18
Bank of America, USA	296	686
Banamex, Mexico	2	2
China Merchants Bank , China	–	1
Citibank NA, Australia	61	25
Citibank NA, Brazil	5	9
Citibank NA, China (U.S. Dollar account)	11	–
Citibank NA, Czech Republic	1	–
Citibank NA, Czech Republic (U.S. Dollar account)	–	2
Citibank NA, New Zealand	2	1
Citibank NA, Japan	17	2
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	5	18
Deutsche Bank, Czech Republic	1	–
Deutsche Bank, France	3	1
Deutsche Bank, Germany	5	12
Deutsche Bank, Moscow (U.S. Dollar account)	–	1
Deutsche Bank, Netherlands	2	7
Deustche Bank, Philiphines	1	–
Deustche Bank, Philiphines (U.S. Dollar account)	1	3
Deutsche Bank, Poland	1	2
Deustche Bank, Poland (Euro account)	2	1
Deutsche Bank, Spain	1	1
Deustche Bank, Thailand	–	3
Deustche Bank, Thailand (U.S. Dollar account)	–	1
Deutsche Bank, UK	40	29
Deutsche Bank, Singapore	3	1
Deutsche Bank, Switzerland	1	10
Deutsche Bank, Switzerland (U.S. Dollar account)	–	1
HSBC Bank, UK	10	2
ICICI Bank, UK	1	1
National Australia Bank Limited, Australia	1	21
National Australia Bank Limited, Australia (U.S. Dollar account)	–	14
Nordbanken, Sweden	5	1
Royal Bank of Canada, Canada	23	20
Shanghai Pudong Development Bank, China	2	–
Wachovia Bank, USA	–	7
	552	953
In deposit accounts
ABN Amro bank, China	14	–
Bank of America, Mexico	17	–
Bank of America, USA	82	–
Citibank N.A., Czech Republic	5	9
Citibank N.A, (Euro account)	–	3
Citibank N.A, (U.S. Dollar account)	1	4
Citibank N.A, Brazil	3	–
Deutsche Bank , Poland	21	8
HSBC Bank, London	18	–
National Australia Bank Limited, Australia	546	312
Nordbanken, Sweden	1	–
	708	336
Total Cash and bank balances as per balance sheet	15,095	10,556

24.2.21. Cash flow statement

24.2.21.a. Unclaimed dividend

The balance of cash and cash equivalents includes 3 crore as at March 31, 2011 (2 crore as at March 31, 2010) set aside for payment of dividends.

24.2.21.b. Balances held by controlled trusts

The balance of cash and cash equivalents includes 106 crore and 69 crore as at March 31, 2011 and March 31, 2010 held by controlled trusts.

24.2.21.c. Restricted cash

Deposits with financial institutions as at March 31, 2011 include 437 crore (337 crore as at March 31, 2010) deposited with Life Insurance Corporation of India to settle employee related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

24.2.22 Exceptional item

During the year ended March 31, 2010 the company sold 32,31,151 shares of On Mobile Systems Inc, USA (OMSI) at a price of 166.58 per share amounting to a total consideration of 53 crore, net of taxes and transaction costs. The resultant income of 48 crore has been appropriated to capital reserve.

24.3. Details of rounded off amounts

The financial statements are represented in crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest crore are given as follows :

Balance Sheet Items

in crore
Schedule	Description	As at March 31,
		2011	2010
Balance Sheet

24.2.20	Non-scheduled banks-Current Account
	ABN Amro Bank, Denmark	0.27	0.21
	Banamex, Mexico	–	2.00
	Bank of Baroda, Mauritius	0.02	0.02
	China Merchants Bank, China	0.16	0.62
	Citibank N.A., Czech Republic	0.18	0.35
	Citibank N.A., Czech Republic Euro account	0.31	0.13
	Citibank N.A., China	0.13	–
	Deustche Bank, Moscow	0.10	0.34
	Deutsche Bank, Philiphines	0.90	0.39
	Deustche Bank, Poland	0.04	2.37
	Deustche Bank, Poland Euro account	0.02	0.74
	Deutsche Bank,Zurich, Switzerland	0.01	9.72
	ICICI Bank, UK	–	1.07
	Nordbanken, Sweden	–	0.73
	PNC Bank, USA	–	0.02
	Standard Chartered Bank , UAE	0.17	0.09
	Svenska Handelsbanken, Sweden	0.03	0.01
	The Bank of Tokyo - Mitsubishi UFJ, Ltd.,Japan	0.41	0.16

Profit & Loss Items

in crore
Schedule	Description	Year ended March 31,
		2011	2010
Profit and Loss
	Minority Interest	0.04	0.06
	Residual dividend paid	–	0.25
	Additional dividend tax	0.01	0.04

24.2.1	Aggregate expenses
	Provision for doubtful loans and advances	–	0.01
	Auditor’s remuneration :
	Certification charges	0.06	0.05
	Out-of-pocket expenses	0.02	0.04
	Others	0.05	0.01
Cash Flow Statement Items
Schedule	Description	Year ended March 31,
		2011	2010
	Profit/ loss on sale of fixed assets	0.84	2.00

24.4 Transactions with key management personnel

Key management personnel comprise directors and members of the executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2011 and March 31, 2010 are as follows:

in crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman (1)
Nandan M. Nilekani	–	–	–	–
	0.09	0.02	0.23	0.34
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.34	0.08	0.69	1.11
	0.32	0.08	0.61	1.01
Chief Operating Officer and Director
S. D. Shibulal	0.34	0.08	0.66	1.08
	0.31	0.08	0.56	0.95
Whole-time directors
K. Dinesh	0.34	0.08	0.68	1.10
	0.32	0.08	0.61	1.01

T. V. Mohandas Pai	0.43	0.10	2.56	3.09
	0.36	0.08	2.69	3.13

Srinath Batni	0.43	0.10	1.76	2.29
	0.36	0.07	1.98	2.41
Chief Financial Officer
V. Balakrishnan	0.38	0.08	2.15	2.61
	0.30	0.08	2.06	2.44
Executive Council Members
Ashok Vemuri	2.22	–	3.10	5.32
	2.09	–	2.79	4.88

Chandra Shekar Kakal	0.34	0.08	2.16	2.58
	0.28	0.06	1.73	2.07

B.G. Srinivas	1.94	–	2.99	4.93
	1.81	–	2.75	4.56

Subhash B. Dhar	0.30	0.08	1.69	2.07
	0.24	0.07	1.42	1.73
(1) Effective July 9, 2009 , Nandan M Nilekani relinquished the positions of Co-Chairman and Member of the Board

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2011 and March 31, 2010 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total Remuneration
Independent directors
Deepak M. Satwalekar	0.59	–	0.01	0.60
	0.60	–	–	0.60

Prof.Marti G. Subrahmanyam	0.79	–	0.23	1.02
	0.65	–	0.20	0.85

Dr.Omkar Goswami	0.51	–	0.03	0.54
	0.52	–	0.03	0.55

Claude Smadja (1)	0.23	–	0.09	0.32
	0.59	–	0.25	0.84

Rama Bijapurkar (2)	0.04	–	0.04	0.08
	0.49	–	0.02	0.51

Sridar A. Iyengar	0.81	–	0.24	1.05
	0.74	–	0.21	0.95

David L. Boyles	0.65	–	0.34	0.99
	0.59	–	0.15	0.74

Prof. Jeffrey S. Lehman	1.12	–	0.13	1.25
	0.61	–	0.24	0.85

K.V.Kamath	0.56	–	0.01	0.57
	0.39	–	0.02	0.41

R. Seshasayee (3)	0.10	–	0.10	0.20
	–	–	–	–
Non-executive director and Chief mentor
N. R. Narayana Murthy	0.61	–	–	0.61
	0.57	–	–	0.57
(1) Retired from the board effective August 30, 2010
(2) Resigned from the board effective April 13, 2010
(3) Joined the board effective January 13, 2011